Exhibit 12.1

	Year ended December 31,
	2012	2011	2010	2009	2008
		(In dollars)

Earnings (losses) before tax on income	3,455	(4,469)	4,640	2,089	5,261

Earnings (losses) before fixed charges	3,455	(4,469)	4,640	2,089	5,261

FIXED CHARGES:

Interest expenses	1,655	1,715	1,842	1,775	1,639
Amortization discount on long term loan	-	-	-	-	704
The non controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	-	-	-	(303)	-

Total fixed charges	1,655	1,715	1,842	1,472	2,343

Adjusted earnings (losses)	5,110	(2,754)	6,482	3,561	7,604

Ratio of earnings to fixed charges	3.09	(1.61)	3.52	2.42	3.25
Earnings (losses) before tax on income